ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

11 December 2013

Director/PDMR Shareholding

Reed Elsevier announces that today, Linda Sanford, a non-executive director of Reed Elsevier, purchased 900 Reed Elsevier PLC American Depositary Shares (ADS) at $57.37 per ADS. Each Reed Elsevier PLC ADS represents four Reed Elsevier PLC ordinary shares.

As a result of this transaction, Ms Sanford’s interest in the share capital of Reed Elsevier is as follows:

3,600 Reed Elsevier PLC ordinary shares.